Direct dial: (213) 576-2467
E-mail: krustand@rsac.com
October 21, 2009
VIA ELECTRONIC FILING
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Lyn Shenk, Branch Chief
Mail Stop 3561

	Re:	Re: Reliance Steel & Aluminum Co.
File No. 001-13122
Form 10-K: For the Fiscal Year Ended December 31, 2008
Form 10-Q: For the Quarter Ended June 30, 2009
Form 8-K: Furnished on July 23, 2009

Ladies and Gentlemen:
     Your letter dated August 31, 2009 requests that we revise our future filings in response to the comments or explain why a revision is unnecessary. Our responses are set forth below numbered consistently with your letter and with the text of your comments to assist your review.
Form 10-K: For the Fiscal Year Ended December 31, 2008
Item 6. Selected Financial Data, page 25.
1. We note that you present a gross profit measure. However, it appears that your cost of sales amount excludes depreciation and amortization expense. Pursuant to SAB Topic 11B, in order to avoid placing undue emphasis on “cash flow,” depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before these expenses. If you choose to continue to present a gross profit measure, please revise to allocate the appropriate amount of depreciation and amortization expense to cost of sales. Also, conform disclosures in regard to gross profit in MD&A and quarterly results accordingly. If you choose not to present a gross profit measure and cost of sales continues to exclude depreciation and amortization, continue to describe cost of sales as exclusive of these expenses.
     RESPONSE:
     We refer you to our March 16, 2004 letter to the SEC, Part II, Item 7, Comment # 3 when the same issue was raised with respect to our disclosure of gross profit measures in our MD&A. Our

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position remains the same as there have been no material changes in our core business since then. Although we have made a number of acquisitions since our last response to this comment, all of our acquired companies since 2004 have been metals service center companies.
     We continue to believe that our discussion of gross profit improves the quality of information that we provide to the investing public. Pursuant to our conference call with you on September 4, 2009, however, we propose that we supplement our disclosures and indicate that gross profit, as presented in the MD&A and Selected Financial Data, is a non-GAAP measure and that we will further explain why the use of this measure is meaningful to our business. Furthermore, we will supplement our Quarterly Results of Operations disclosure included in our future Annual Reports on Form 10-K with a reference next to cost of sales and gross profit indicating that it is exclusive of depreciation and amortization.
     We propose the following disclosure with respect to the use of gross profit measures in the Selected Financial Data table and in MD&A:
          “Gross Profit, calculated as Net Sales less Cost of Sales, and Gross Profit Margin, calculated as Gross Profit divided by Net Sales, are non-GAAP financial measures as they exclude depreciation and amortization expense associated with the corresponding sales. The majority of our orders are basic distribution with no processing services performed. For the remainder of our sales orders, we perform “first-stage” processing which is generally not labor intensive as we are simply cutting the metal to size. Because of this, the amount of related labor and overhead, including depreciation and amortization, are not significant and are excluded from our Cost of Sales. Therefore, our Cost of Sales is primarily comprised of the cost of the material we sell. We use Gross Profit and Gross Profit Margin as shown above as measures of operating performance. Gross Profit and Gross Profit Margin are important operating and financial measures, as fluctuations in our Gross Profit Margin can have a significant impact on our earnings. Gross Profit and Gross Profit Margin, as presented, are not necessarily comparable with similarly titled measures for other companies.”
2. We remind you of your final response dated August 5, 2008 to comment #2 in our letter dated June 30, 2008 in which you agreed to expand your discussion regarding justification for the inclusion of “EBITDA” as a non-GAAP liquidity measure. However, it appears that you have not expanded your discussion as proposed in that response. In future filings, please expand your discussion to include the justification in its entirety as previously proposed.
     RESPONSE:
     Please see response to Comment #3.
3. To better assist investors in understanding how “EBITDA” relates to your liquidity, please include the following in your proposed revised disclosure: 1) expand upon how eliminating the effects of financing costs and income taxes aid in evaluating your liquidity as indicated in the disclosure when these items involve cash, 2) describe the accounting effects of capital spending and acquisitions, eliminated by “EBITDA” as indicated in the disclosure and why such are unrelated to your liquidity, 3) discuss how the ratio “debt to EBITDA” aids in evaluating your financial flexibility, and 4) the [sic]

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discuss debt arrangements and associated covenants to which “EBITDA” relate, the significance of “EBITDA” to these covenants and your liquidity and whether your calculation of “EBITDA” is consistent with that as defined in the associated debt arrangements. For example in connection with point 3, we note disclosure on page 34 in regard to the requirement that subsidiary guarantors collectively account for at least 80% of consolidated “EBITDA” with respect to borrowings under the revolving credit facility, the term loan and private placement notes. Please provide us with a copy if your intended revised disclosure.
     RESPONSE:
     We have considered your comments regarding the discussion and disclosure required with respect to EBIT and EBITDA, and we have reviewed the guidance that you recommended to us. Our primary purpose in providing the discussion of EBIT and EBITDA was to respond to investors’ requests for this information. We believe that the level of detail that the SEC suggests we include in our disclosure would make the disclosure unnecessarily confusing and, accordingly, we have decided to remove references to EBIT and EBITDA from our future filings. We will continue to discuss compliance with our debt covenants in our quarterly and annual filings.
Item 7. Management’s Discussion and Analysis, page 27.
Results of Operations, page 30.
4. Please quantify, discuss, and analyze the changes in costs of sales on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please address the significant components of costs of sales such as labor, materials, or any other components, to the extent material, at the appropriate level of detail (i.e., discussion of underlying causes for material variances therein, associated trends, etc.).
     RESPONSE:
     As stated in our March 16, 2004 letter mentioned in response to Comment #1 above, there is no labor or overhead capitalized in our Inventory, and our Cost of Sales is primarily comprised of the cost of the metal sold. Approximately 65% of our orders in 2008 were basic distribution with no processing services performed. For the remainder of our sales orders, we perform “first-stage” processing which is generally not labor intensive as we are simply cutting the metal to size. In most cases we do not perform this processing unless and until we have received an order from our customer. About 40% of our shipments occur within 24 hours after the customer places the order. Because of this, we have limited amounts of processed inventory on hand and for those processed items in our inventory, the amount of related labor and overhead are not significant.
     In our future filings, we will include a discussion analyzing the changes in Cost of Sales on a stand alone basis and addressing the significant components impacting this caption, which, as discussed above, are primarily related to the cost of the metal sold which made up approximately 98% of our Cost of Sales during 2008. When discussing the changes in Cost of Sales we will address the impact that changes in volume and metal pricing had on cost of sales. Also, since our inventories are

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valued using the last-in, first-out (“LIFO”) valuation, we will address the impact of inventory LIFO valuation on our Cost of Sales.
Item 8. Financial Statements and Supplemental, page 39.
5. It is not clear why you present “income from continuing operations” per share and not “net income” per share here and elsewhere in your filing. In particular, we note no presentation of “income from continuing operations” in the “Selected Financial Data” and quarterly results tables although per share amounts on this basis are presented. Also, your per share presentation may be confused with amounts associated with “income from continuing operations before income taxes” as presented on the statements of income. Please advise.
     RESPONSE:
     The use of “income from continuing operations per share” measure was meant to be consistent with the language used in Item 301 of Regulation S-K and was added in response to prior SEC comment letters. We agree with your comment and will revise future filings to refer to earnings per share measures as “Net Income per share” and pre-tax earnings as “Income before income taxes” consistently throughout our periodic filings with the SEC.
Note 1. Summary of Significant Accounting Policies, page 46.
Revenue Recognition, page 48.
6. Please disclose the fundamental criteria referred to in your disclosure associated with, and how such are met in, recognizing each of your material sources of revenue. For example, discuss explicit or implicit acceptance conditions, contingencies or other circumstances that affect the timing and amount of revenue recognized. In connection with this, we note your disclosure that revenue from sales of products is recognized typically upon delivery. Please describe for us the circumstances in which revenue would be recognized at other than upon delivery and the frequency with which this occurs. Also, describe the nature of products and/or services and the associated circumstances for which deferred revenue is recorded.
     RESPONSE:
     Approximately 98% of our revenues are generated from the sale of products that are shipped in relatively small order quantities and approximately 65% of these orders are basic distribution orders. More specifically, during 2008 we handled approximately 21,500 transactions per business day with an average price of $1,650 per transaction. Because one of the main services that we offer is just-in-time delivery, most of our deliveries are within a 200-mile radius of the service center location shipping the metal and, consequently, reach their destinations on the day of the shipment. Over 40% of our orders in 2008 were shipped within 24 hours of receipt of the customer’s order, and approximately 85% of our orders are delivered via our own trucks. Upon delivery, our customers inspect the material for any obvious damage and inconsistencies with their orders and sign for the receipt of the metal indicating their acceptance of the material. Subsequently, if they discover any issues with the material purchased

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(i.e., damaged, wrong grade, production defect, etc.), the customer can then initiate a claim with us which is reviewed and approved prior to allowing the customer to return the material. The amount of customer returns, and allowances for returns, that we experience has always been negligible.
     There are instances when revenue is recognized at other than upon delivery. For example, for orders with “FOB Shipping Point” terms, revenue is recognized upon shipment from our facility to the customer. The statement “typically upon delivery” is intended to cover the instances where revenue related to a sale with FOB Shipping Point terms has been recognized upon shipment. Approximately 13% of our sales during 2008 were based on FOB shipping point terms. Many of these shipments are delivered to our customer the same day that they are shipped.
     There are also instances where our customers may request that we bill them for the material but hold shipment until a later date. Revenue on such bill and hold transactions is deferred until the revenue recognition criteria is met, which again is typically upon delivery of the product. The circumstances that lead our customers to request bill and hold arrangements are primarily related to space constraints and their desire to secure pricing and availability of the metal. Generally such bill and hold sales have been insignificant to our operations. During 2008, we had one particular bill and hold arrangement with a customer that resulted in an increase to our deferred revenue for that year as seen on the face of our balance sheet. In accordance with the terms of this arrangement, once the appropriate material was procured and ready to ship to the customer, we invoiced the customer. Upon invoicing, we recorded Accounts Receivable and Deferred Revenue as all the revenue recognition criteria were not met at that time. The related inventory remained on our books. On all billings under this arrangement, the terms of payment were net 30 days from the date of the invoice. Upon receipt of cash, which on average was about 20 days from the date of the invoice, we relieved the Accounts Receivable balance and recorded the cash receipt. Revenue was not recognized until shipment of the material upon customer’s request at which time we would reverse the Deferred Revenue, record the sale, and relieve the Inventory and record the Cost of Sale. Although this was one particular arrangement that gave rise to approximately $82 million of the total $83 million Deferred Revenue as of December 31, 2008, the amounts billed were based on the daily quantities received and made available for shipment, which averaged approximately $40,000 per truckload. The billings and related collections occurred over the course of seven months during 2008. As of December 31, 2008, we had billed and collected all but $400,000 of the $82 million of Deferred Revenue on our books at that time related to this particular arrangement.
     Considering the infrequent nature of such an arrangement and that the impact of it was not material to our operating results or financial condition, we did not include additional detail in our accounting policy with respect to bill and hold arrangements other than indicating that “Billings for orders where the revenue recognition criteria are not met are recorded as deferred revenue”. At this time, bill and hold arrangements continue to be an insignificant component of our operations, and we believe the revised proposed disclosure in our revenue recognition policy is adequate.
     To address your comments, we propose the following revised Revenue Recognition policy footnote for our future filings:

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“Revenue Recognition
“The Company recognizes revenue from product or processing sales upon concluding that all of the fundamental criteria for product revenue recognition have been met, such as a fixed and determinable sales price; reasonable assurance of collectability; and passage of title and risks of ownership to the buyer. Such criteria are usually met upon delivery to the customer for orders with FOB destination terms or upon shipment for orders with FOB shipping point terms, or at the time toll processing services are performed. Considering the close proximity of our customers to our metals service center locations, shipment and delivery of our orders generally occur on the same day. Billings for orders where the revenue recognition criteria are not met, which primarily include certain bill and hold transactions (in which our customers request to be billed for the material but request delivery at a later date), are recorded as Deferred Revenue.
“Shipping and handling charges are included as revenue in Net Sales. Costs incurred in connection with shipping and handling the Company’s products which are related to third-party carriers are not material and are typically included in Cost of Sales. Costs incurred in connection with shipping and handling the Company’s products that are performed by Company personnel are typically included in operating expenses. For the years ended December 31, 2009, 2008 and 2007, shipping and handling costs included in Warehouse, delivery, selling, general and administrative expenses were approximately $XXX,XXX,XXX, $217,784,000, and $184,449,000, respectively.”
Segment Information, page 48.
7. We note you state you have one reportable segment. Please tell us and disclose whether operating segments, as defined in paragraph 10 of SFAS 131, have been aggregated pursuant to paragraph 26 of SFAS 131. Describe for us the nature of each of the operating segments and why aggregation of such is appropriate.
     RESPONSE:
     We refer you to our January 28, 2004 and March 16, 2004 letters to the SEC when the same issue was raised with respect to our operating segments. There have been no significant changes in our core business since the previous responses. Although we have made a number of acquisitions since our last response to this comment, all of our acquired companies since 2004 have been metals service centers with similar economic characteristics to our existing businesses. For the fiscal year ended December 31, 2008, we identified 34 operating segments and aggregated those into one reportable segment based on the similar economics criteria. We will supplement our disclosures with respect to reportable segments and indicate that “our operating segments have been aggregated into one reportable segment based on the similar economic characteristics criteria as they have a similar long-term business model, operate at similar gross profit margins, have similar expense structures, and have similar working capital needs”.
Form 10-Q For the Quarter Ended June 30, 2009
     Management’s Discussion and Analysis

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Liquidity and Capital Resources, page 24.
8. Please expand your disclosure to discuss in terms of cash how the changes in accounts receivable, inventories and accounts payable and other liabilities contributed to the increase in cash flow provided by operations in 2009 of $552.9 million. In particular, clarify in terms of cash how the increase in days sales outstanding and increased write offs for accounts receivable in 2009 and reduced inventory turn rate, increase in inventory months on hand and inventory destocking efforts in 2009 correlate with the contribution by working capital to the increase in cash flow.
     RESPONSE:
     In the first paragraph in the Liquidity and Capital Resources MD&A section, we provide the dollar amounts of the change in each of our major working capital accounts, Accounts Receivable, Inventory and Accounts Payable and Other Liabilities, that contributed to cash flow in the period. In future filings, we will provide additional information to link how the current operating environment contributed to the changes in the working capital accounts and to cash flows from operations. Furthermore, with respect to changes in significant working capital accounts, we will separate the cash portion of the change from any significant non-cash changes when discussing how increases or decreases in these accounts contributed to cash flows from operations.
     The supplemental discussion of our Accounts Receivable DSO and our inventory turn rates is intended to provide more understanding and transparency of the trends in our primary working capital accounts and management’s analysis and evaluation of our performance in these areas. In future filings we will more closely link our discussion regarding these working capital metrics and how they contributed to the changes in our working capital balances and resulting cash flows from operations.
     Because of the increased focus and concern on the quality of our accounts receivable due to the current economic conditions, we provided additional disclosure in our June 30, 2009 filing as we felt this would be meaningful to the reader. In future filings we will limit our discussion to those items that directly impact our cash flows in the Liquidity and Capital Resources section of MD&A and will include such meaningful discussion of related factors that did not directly impact our cash flows in other sections of MD&A.
Form 8-K Furnished July 23, 2009
Exhibit 99.l
9. Please explain to us and disclose the relevance of “EBIT” to the evaluation of your liquidity. For example, address whether “EBIT” is associated with any of your debt arrangements and how.
     RESPONSE:
     See our response to Comment #3.

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10. Also, explain to us and disclose how the presentation of “EBIT margin” and “EBITDA margin” are consistent with your presentation of “EBIT” and “EBITDA” as non-GAAP liquidity measures.
     RESPONSE:
     See our response to Comment #3.
*******
     Reliance Steel & Aluminum Co. acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions with respect to the above or with respect to any of our proposed changes, please feel free to contact me at (213) 576-2467 or krustand@rsac.com. Thank you for your cooperation.

Sincerely yours,
/s/ Kay Rustand

Kay Rustand Vice President and General Counsel

KR/dr

cc:	David H. Hannah
Karla Lewis
Aamira Chaudhry
Doug Jones